FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549



                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                            16 September, 2003

                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re:  Exercise of options



                            VIROTEC INTERNATIONAL LTD

16 September 2003

                              EXERCISE OF OPTIONS


Virotec International Ltd (ASX/AIM: VTI) advises that 300,000 options exercisable at A$0.21 each on or before 31 October 2005 issued under its Option Incentive Scheme to employees of the company have been exercised into 300,000 ordinary shares.

Virotec also advises that 2,700,000 options exercisable at A$1.00 each on or before 31 August 2003 have expired unexercised.

The current issued capital of Virotec is as follows:

193,493,841 Ordinary shares
4,600,000   Options (unquoted) with various expiry dates between 31
            November 2003 and 31 March 2006 and exercisable at various exercise prices between A$0.21 and A$1.00.



For more information please contact Angus Craig, Company Secretary, on +617 55308014.


                            Virotec International Ltd
                               ABN 81 004 801 398
                                   PO Box 188
                            Sanctuary Cove QLd 4212
                                    Australia
                                www.virotec.com


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:     16 September, 2003